SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

---------------------

SCHEDULE 13-D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 15)*

GREATER COMMUNITY BANCORP
(Name of Issuer)

COMMON STOCK, $0.50 PAR VALUE PER SHARE
(Title of Class of Securities)

39167M 10-8
(CUSIP Number)

JOHN L. SOLDOVERI
785 Totowa Road, Totowa, NJ 07512
(973) 942-6964

12/17/2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ⁪.

NOTE:  Schedules file in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	39167M 10-8

1.	NAME OF REPORTING PERSONS:

John L. Soldoveri

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)	☐
(b)	☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF
SHARES	7.	SOLE VOTING POWER:	652,297
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER:	99,217
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER:	652,297
PERSON
WITH	10.	SHARED DISPOSITIVE POWER:	99,217

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

876,368

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

10.06%

14.	TYPE OF REPORTING PERSON:
IN

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934

Item 1.	Security and Issuer:

Common Stock, $0.50 par value Greater Community Bancorp

Item 2.	Identity and Background:

(a)	John L. Soldoveri (the “Reporting Person”)
(b)	3 Battle Ridge Trail
Totowa, NJ 07512
(c)
Mr. Soldoveri is semi-retired and is self-employed on a part-time basis, primarily in real estate investment and management. Mr. Soldoveri maintains an office at 785 Totowa Road, Totowa, New Jersey 07512. Mr. Soldoveri is a Trustee and the President of the John L. and Grace P. Soldoveri Foundation, Inc., a nonprofit corporation (the “Foundation”). In such capacity, Mr. Soldoveri shares voting power and shares dispositive power over shares of the Corporation owned by the Foundation.

(d)	Mr. Soldoveri has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Mr. Soldoveri has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Soldoveri is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration:

During the last 60 days, Mr. Soldoveri has not acquired any further beneficial ownership of shares of the Issuer’s Common Stock.

Item 4.	Purpose of Transaction:

The securities covered by this Statement were previously acquired by the Reporting Person for the purpose of investment. The Reporting Person may decide to purchase additional shares of the Common Stock or other securities of the Issuer. In addition, the Reporting Person may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

On November 13, 2007, the Issuer announced that it had entered into a definitive Agreement and Plan of Merger with Oritani Financial Corp. (“OFC”) pursuant to which the Issuer will be merged (the “Merger”) with and into OFC. Mr. Soldoveri does not believe the Merger is in the best interests of the Issuer’s shareholders, and intends to take action to oppose the Merger, including but not limited to making public statements in opposition to the Merger and voting his shares against the Merger. The Mr. Soldoveri also reserves his right to take other steps in opposition to the Merger. Accordingly, on December 20, 2007 Mr. Soldoveri published an Open Letter to shareholders, employees and customers of Greater Community Bancorp and Greater Community Bank in certain New Jersey based newpapers stating his opposition to the sale of the Bank to Oritani Financial Corp and his concerns regarding the process undertaken by the Officers and Directors of the Bank. The Open Letter is attached hereto as Exhibit A.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer:

(a)
Mr. Soldoveri is the beneficial owner of 876,368 shares of Common Stock of the Corporation, which represents 10.06% of the Corporation's issued and outstanding Common Stock.  This consists of the following:

(1)           652,297 shares held directly by Mr. Soldoveri in his own name.

(2)           124,854 shares held by Mr. Soldoveri's wife, Grace P. Soldoveri.

(3)           99,217 shares held by the John L. and Grace P. Soldoveri Foundation, Inc. (the "Foundation"), of which Mr. Soldoveri is a director, Mr. Soldoveri disclaims any pecuniary interest in, or beneficial ownership of, such 99,217 shares.

(b)
Mr. Soldoveri has sole investment power and sole voting power with respect to the 652,297 shares held directly by him.  He has no voting power or investment power, either sole or shared, with respect to the 124,854 shares held by his wife. Mr. Soldoveri has shared voting power and shared investment power with respect to the 99,217 shares held by the Foundation.

(c)	Mr. Soldoveri has not effected any transactions in the Common Stock during the past sixty days. The Foundation purchased shares on October 25, 2007 (See Item 3).

(c)	There is no other person who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(d)	Mr. Soldoveri continues to be the beneficial owner of 10.06% of the Corporation’s issued Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

John L. Soldoveri is the husband of Grace P. Soldoveri and a Trustee and the President of the Foundation.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Soldoveri and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits:

Open letter attached hereto as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John L. Soldoveri
Name:  John L. Soldoveri

Dated:  December 21, 2007

Exhibit A

OPEN LETTER: To the shareholders, employees and customers of Greater Community Bancorp and Greater Community Bank:

I would like all of you to know that I was in no way involved in the proposed sale of our company.    In my opinion, the currently proposed sale to Oritani Financial Corp. is not in the best interests of Greater Community's shareholders, employees, or customers.

I would prefer that Greater Community remain independent; however if a proposed sale were to be in the best interests of its shareholders, customers, and employees, I would not oppose it.

I am opposed to the proposed sale to Oritani Financial Corp. for the following reasons, among others:

1.  The price of $21.40 is not guaranteed.  Based on Oritani's market price on December 14, 2007, a shareholder would receive approximately $17.84 if they received Oritani stock, and not the $21.40 stated in the press release. Sixty percent of the Greater Community stock must be exchanged for Oritani stock.

2.   Oritani is a Mutual Holding Company and is insider controlled.  Shareholders of Greater Community would become minority shareholders of Oritani, with no ability to control whether Oritani ever converted to a fully publicly-owned company.

3.  Oritani has never paid dividends.  Greater Community shareholders would lose the $0.58/share dividend we now receive on our stock.

In addition to these concerns, I am also concerned about the process undertaken by our Officers and Directors, and whether they did all they could to make sure the shareholders obtained the highest and best value for our company.

Please know that I intend to oppose this sale in every way that I can.

Very truly yours,
John Soldoveri, Shareholder, Original Founder and Former Chairman and CEO
973-942-6964
soljls@yahoo.com
785 Totowa Road
Totowa, NJ 07512